SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

IFX Corporation

(Name of Issuer)

IFX Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.02 par value per share
(Title of Class of Securities)

449518208
(CUSIP Number of Class of Securities)

Michael Shalom
Chief Executive Officer
IFX Corporation
15050 N.W. 79th Court
Suite 200
Miami Lakes, Florida 33016
(305) 512-1102
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Scott J. Bakal, Esq.
Neal, Gerber & Eisenberg
Two North LaSalle Street
Chicago, Illinois 60602

(312) 269-8022

This statement is filed in connection with (check the appropriate box):

a.        ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.        ☐ The filing of a registration statement under the Securities Act of 1933.

c.        ☐ A tender offer.

d.        ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation* $3,000.00	Amount of filing fee** $0.60

*         For purposes of calculating the fee only. This amount assumes the acquisition of 25,000 shares of common stock of the subject company for $0.12 per share in cash in lieu of issuing fractional shares to holders of less than one share after reverse stock split.

**       Determined pursuant to Rule 0-11(b)(1) by multiplying $3,000.00 by 1/50 of 1%.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $____________ Form or Registration No.: ____________	Filing Party: Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Concurrently with the filing of this Schedule 13E-3, IFX Corporation is filing with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (the “Proxy Statement”). A copy of the Proxy Statement is filed herewith as Exhibit 1. The information in the Proxy Statement is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

ITEM 1.         SUMMARY TERM SHEET.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT.”

ITEM 2.         SUBJECT COMPANY INFORMATION.

The name of the subject company is IFX Corporation and the address and telephone number of its principal executive offices are 15050 N.W. 79th Court, Suite 200, Miami Lakes, Florida 33016, (305) 512-1106. The subject class of equity securities is common stock, $0.02 par value per share. The required information is incorporated by reference to the sections of Exhibit 1 entitled “ABOUT THE MEETING — What constitutes a quorum?” and “MARKET FOR THE COMPANY’S COMMON STOCK.”

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSON.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”; “CERTAIN TRANSACTIONS” and “APPENDIX 1 TO PROXY STATEMENT”.

ITEM 4.         TERMS OF THE TRANSACTION.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT”; “ABOUT THE MEETING”; “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK” and “DISSENTERS' RIGHTS OF APPRAISAL”.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “ABOUT THE MEETING — What vote is required to approve each item?”; “CERTAIN TRANSACTIONS”; “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Reverse Stock Split proposal — Determination of Purchase Price — Conduct of the Company’s business after the Reverse Stock Split, and — Vote Required” and “PROPOSAL TWO: ELECTION OF DIRECTORS — Vote Required; — Board Structure and Compensation — Board of Directors; — Compensation of Directors; — Compensation Committee Interlocks and Insider Participation; — Executive Officers and Executive Compensation” and “INTEREST OF OFFICERS AND DIRECTORS IN MATTERS TO BE ACTED UPON”.

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT — Exchange of Stock Certificates” and “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT — Conduct of the Company’s Business After the Transaction”.

ITEM 7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET FOR PROPOSED REVISED STOCK SPLIT”; “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK — Background of the Proposed Stock Split; — Reasons for the Reverse Stock Split; — Exchange of Stock Certificates and — Conduct of the Company’s Business After the Transaction”.

ITEM 8.         FAIRNESS OF THE TRANSACTION.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET FOR PROPOSED REVISED STOCK SPLIT”; PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Transaction; — Determination of Purchase Price” and “ABOUT THE MEETING — What vote is required to approve each item?”.

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Transaction; and — “Determination of the Purchase Price”.

ITEM 10.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK — Effect of the Proposed Reverse Stock Split on the Company”.

ITEM 11.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”; "CERTAIN TRANSACTIONS" and "APPENDIX 1 TO PROXY STATEMENT".

ITEM 12.       THE SOLICITATION OR RECOMMENDATION.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “PROPOSAL ONE: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Transaction.”

ITEM 13.       FINANCIAL STATEMENTS.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “FINANCIAL AND OTHER INFORMATION.”

ITEM 14.       PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “ABOUT THE MEETING — Who will bear the costs of soliciting votes for the meeting?”

ITEM 15.       ADDITIONAL INFORMATION

Not applicable.

ITEM 16.       EXHIBITS.

1.         Preliminary Proxy Statement and form of Proxy Card under Regulation 14A, dated as of April 21, 2003.*

*         Incorporated by reference to the Proxy Statement filed with the Commission by IFX Corporation on April 9, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2003

IFX CORPORATION
By:	/s/ Michael Shalom

Name:	Michael Shalom
Title:	Chief Executive Officer